[LETTERHEAD OF O’MELVENY & MYERS LLP]

November 25, 2009

BY EDGAR AND BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Mr. Tarik Gause

Re:	Harrah’s Entertainment, Inc. and Harrah’s Operating Company, Inc.
Registration Statement on Form S-4
Filed September 24, 2009
File No. 333-162089

Ladies and Gentlemen:

Set forth below is the response of Harrah’s Operating Company, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on September 24, 2009. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comment in bold typeface followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Securities and Exchange Commission

November 25, 2009

General

1. We note that you are registering the secured notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC NO-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has included the requested supplemental letter with its electronic filing of the Amendment.

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If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

cc:	Michael D. Cohen, Esq.
Vice President and
Corporate Secretary